Goldman Sachs Trust

71 South Wacker Drive

Chicago, IL 60606

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

July 26, 2016

VIA EDGAR

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Trust”), File Nos. 333-17619 and 811-05349

Post-Effective Amendment No. 572, filed July 26, 2016

Dear Mr. Parachkevov:

Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), the Trust and Goldman, Sachs & Co., the Trust’s Principal Underwriter, hereby respectfully request that the effective date of the Trust’s Post-Effective Amendment No. 572 to the Registration Statement on Form N-1A referred to above be accelerated so that it will become effective on July 29, 2016 or as soon as practicable thereafter. Post-Effective Amendment No. 569 was filed for the purpose of changing the name and investment objective of the Goldman Sachs Limited Maturity Obligations Fund (the “Fund”) (effective July 29, 2016, the Goldman Sachs Short-Term Conservative Income Fund). You reviewed Post-Effective Amendment No. 569, filed July 1, 2016 and provided Dechert LLP with comments telephonically on July 15, 2016. The Trust responded to your comments in correspondence filed on July 26, 2016. Post-Effective Amendment No. 572 includes the year-to-date return information as of the end of the most recent quarter in the risk/return bar chart as required by Form N-1A and effects a number of non-material editorial changes. We are now asking for accelerated effectiveness of Post-Effective Amendment No. 572, as outlined above. The Trust and Goldman, Sachs & Co. are aware of their obligations under the 1933 Act.

Please contact Michelle D. Wong of Dechert LLP at 617.728.7178 with any comments or questions concerning this correspondence.

Very truly yours,

/s/ Robert Griffith
Robert Griffith

Assistant Secretary, Goldman Sachs Trust

Vice President and Associate General Counsel, Goldman, Sachs & Co.

cc:	Michelle D. Wong, Dechert LLP